UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2016

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ______________ to ______________

Commission File Number 1-3548

ALLETE AND AFFILIATED COMPANIES
RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

(Full title of the plan)

ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802-2093

(Name of issuer of securities
held pursuant to the plan and
the address of its principal
executive office)

Note:
Other schedules required by 29 CFR 2520.103.10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not applicable and as such, have been omitted.

ALLETE 2016 RSOP Form 11-K

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
ALLETE and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Duluth, Minnesota

We have audited the accompanying statements of net assets available for benefits of the ALLETE and Affiliated Companies Retirement Savings and Stock Ownership Plan (“Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The accompanying Schedule of Assets (Held at End of Year) – December 31, 2016 and Schedule of Delinquent Participant Contributions – December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Reilly, Penner & Benton LLP

June 27, 2017
Milwaukee, Wisconsin

ALLETE 2016 RSOP Form 11-K

ALLETE and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Statement of Net Assets Available for Benefits

	December 31,
	2016	2015
Thousands
Assets
Investments
Participant Funds	$422,066	$372,573
Unallocated Funds	—	849
Total Investments	422,066	373,422
Notes Receivable from Participants	4,791	3,975
Employer Contributions Receivable	2,735	—
Total Assets / Net Assets Available for Benefits	$429,592	$377,397
The accompanying notes are an integral part of these statements.

ALLETE 2016 RSOP Form 11-K

ALLETE and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2016
	Participant Funds	Unallocated Funds	Total
Thousands
Investment Activity
Dividend Income	$6,836	—	$6,836
Interest Income	184	$1	185
Net Appreciation in Fair Value of Investments	47,030	—	47,030
Total Investment Activity	54,050	1	54,051
Contributions
Participant	11,911	—	11,911
Employer	9,244	—	9,244
Rollover	789	—	789
Total Contributions	21,944	—	21,944
Deductions
Benefits Paid to Participants	(21,695)	—	(21,695)
Interest Expense	—	(1)	(1)
Administrative Expenses	(334)	—	(334)
Total Deductions	(22,029)	(1)	(22,030)
Transfers and Allocations
Transfers to Retirement Plans	(24,248)	—	(24,248)
Transfers from Other Plans	22,478	—	22,478
Allocations to Participants	849	(849)	—
Total Transfers and Allocations	(921)	(849)	(1,770)
Net Increase (Decrease) in Assets	53,044	(849)	52,195
Net Assets Available For Benefits
Beginning of Year	376,548	849	377,397
End of Year	$429,592	—	$429,592
The accompanying notes are an integral part of these statements.

ALLETE 2016 RSOP Form 11-K

ALLETE and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Notes to Financial Statements
December 31, 2016

NOTE 1. DESCRIPTION OF THE PLAN

The ALLETE and Affiliated Companies Retirement Savings and Stock Ownership Plan (RSOP or Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and qualifies as an employee stock ownership plan and profit sharing plan. At December 31, 2016, there were 2,579 participants in the RSOP. Participating affiliated companies (collectively, the Companies) at December 31, 2016, included:

•	ALLETE, Inc., including Minnesota Power, a division of ALLETE, Inc. (ALLETE or Company);

•	Superior Water, Light and Power Company;

•	MP Affiliate Resources, Inc.;

•	ALLETE Renewable Resources, Inc. (ARRI);

•	ALLETE Clean Energy, Inc.;

•	Florida Landmark Communities LLC (Florida Landmark);

•	Palm Coast Holdings, Inc. (Palm Coast Holdings); and

•	U.S. Water Services, Inc. (U.S. Water Services).

The RSOP provides eligible employees of the Companies an opportunity to save for retirement by electing to make before-tax and after-tax contributions through payroll deduction, and directing the contributions into various 401(k) investment options. (See Participant Investment Options.) The RSOP also provides eligible employees of the Companies employee stock ownership benefits in ALLETE common stock (Common Stock).

Effective December 1, 2016, the Plan was amended to allow the U.S. Water Services Investment Plan to merge into the Plan.

Basis of Presentation

Participant funds represent the participants’ 401(k) investment funds and shares allocated to participants in the ALLETE RSOP Stock Fund. Unallocated funds represent cash to be allocated to the participants in the future.

Administration

The Employee Benefit Plans Committee (Committee) administers the Plan for the Companies. The mailing address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802-2093. The Committee consists of 11 members who are appointed by the Board of Directors of ALLETE. The Board of Directors of ALLETE has the power to remove members of the Committee from office. Members of the Committee are all employees of the Companies and receive no compensation for their services with respect to the Plan.

Committee responsibilities include the administration and payment of benefits in a manner consistent with the terms of the Plan and applicable law. The Committee has the authority to establish, modify, and repeal policies and procedures, as it deems necessary to carry out the provisions of the Plan. The Committee also has the authority to designate persons to carry out fiduciary responsibilities (other than trustee responsibilities) under the Plan. The Committee has the power to appoint an investment manager or managers (as defined by ERISA), attorneys, accountants and such other persons as it shall deem necessary or desirable in the administration of the Plan. The Companies or the Plan pays administration fees and expenses of agents, outside experts, consultants, and investment managers. The Plan charges participants who take participant loans, elect to have checks overnighted or use the Plan’s self-managed brokerage account feature for expenses relating to such loans or accounts.

Wells Fargo Institutional Retirement and Trust (IRT), a service group of Wells Fargo Bank, N.A. (Wells Fargo), is the service provider for the Plan and handles participant recordkeeping, asset custody, trustee and certain other administrative responsibilities. IRT allows the Plan to value accounts daily and provides participants with online, call center and voice response capabilities to direct the investment of their account balances. Wells Fargo provides trustee and asset custody services, and is located at 420 Montgomery Street, San Francisco, CA 94163. Wells Fargo carries professional liability coverage of $100 million per occurrence, and in aggregate, as well as errors and omissions coverage for the same amount.

ALLETE 2016 RSOP Form 11-K

NOTE 1. DESCRIPTION OF THE PLAN (Continued)

Participant Investment Options

The Plan’s 401(k) investment fund options at December 31, 2016, are listed below. Detailed descriptions of the investment options and risk profiles are available to plan participants.

•	Adirondack Small Cap Fund	•	LifePath Index 2050 Fund J
•	ALLETE Stock Fund	•	LifePath Index 2055 Fund J
•	Artisan International Investors Fund	•	LifePath Index 2060 Fund J
•	Dodge & Cox International Stock Fund	•	MainStay Large Cap Growth I Fund
•	Dodge & Cox Stock Fund	•	Oakmark Equity & Income Fund I
•	LifePath Index Retirement Fund J	•	Oppenheimer Developing Markets Y Fund
•	LifePath Index 2020 Fund J	•	State Street Russell Small Cap Index SL Series I
•	LifePath Index 2025 Fund J	•	Small Cap Growth Fund
•	LifePath Index 2030 Fund J	•	Vanguard Institutional Index Fund I
•	LifePath Index 2035 Fund J	•	Vanguard Mid-Cap Index Inst Fund
•	LifePath Index 2040 Fund J	•	Vanguard Total Bond Market Index Inst Fund
•	LifePath Index 2045 Fund J	•	Wells Fargo Stable Return Fund N25

Participants may also establish a self-managed brokerage account with Wells Fargo Advisors, LLC, which allows the participant to make investments in or transfers to a wide range of securities, including publicly traded stocks, bonds and mutual funds. Participants who have a self-managed brokerage account pay an annual fee in addition to any trading fees incurred upon investment changes.

Participants may change their level of contribution, change their investment elections for future contributions and make transfers between investment options at any time by contacting IRT.

Certain mutual funds may charge redemption fees that are paid out of the participant’s account. A redemption fee is charged when shares are transferred or exchanged out of the fund before the fund’s minimum holding period has been met. None of the investment options included in the Plan as of December 31, 2016, currently charge redemption fees.

ALLETE sponsors an employee stock ownership plan (ESOP) within the RSOP. Eligible employees of the Companies receive Common Stock ownership benefits in the ALLETE RSOP Stock Fund. Employer contributions are paid either in cash or the issuance of ALLETE common stock at the Company's discretion. Shares of Common Stock or cash are allocated to eligible employees as provided by the Plan (see Basic Account, Special Account, Partnership Account, Bargaining Unit Account, Matching Account, and Safe Harbor Contribution Account). The shares of Common Stock allocated to a participant’s account in the ALLETE RSOP Stock Fund come from issued shares, as determined by ALLETE. Each participant’s account value, however, is determined on a unit basis and consists of both Common Stock and cash. (See Note 4. Investments.) The unit value is adjusted each business day to reflect investment results, including cash.

Dividends are automatically reinvested in Common Stock held in the ALLETE RSOP Stock Fund. However, participants may make an election, at any time, to receive cash dividends paid on certain eligible shares. Units within a participant’s Pre-1989 Basic Account can be withdrawn at any time, while all other units within a participant’s account in the ALLETE RSOP Stock Fund can be withdrawn when the participant reaches age 59 ½, terminates employment, becomes disabled or dies. Participants may transfer all or any part of their ALLETE RSOP Stock Fund to other 401(k) investment options at any time.

Basic Account. Participants’ Basic Accounts received shares of Common Stock purchased with incremental investment tax credit contributions and payroll-based tax credit contributions. Contributions to the participants’ Basic Accounts ceased after 1986.

Special Account. For the years 1985 through 1989, eligible Companies received a tax deduction for cash dividends paid to participants on ALLETE RSOP Stock Fund shares in their Basic Account. The Companies contributed, to the ALLETE RSOP Stock Fund, an amount equal to the estimated income tax benefit of the dividend deduction associated with eligible shares in the Basic Account. Shares of Common Stock issued with these contributions were allocated to the participants’ Special Account.

ALLETE 2016 RSOP Form 11-K

NOTE 1. DESCRIPTION OF THE PLAN (Continued)

Partnership Account. The fixed-percentage partnership contribution to each nonunion participant hired before October 1, 2006, ranges from 6 percent to 12 percent depending on the participant’s age (not including ARRI, Florida Landmark, Palm Coast Holdings, and U.S. Water Services participants). The fixed-percentage partnership contribution to each nonunion participant hired on or after October 1, 2006, is 6 percent (not including Florida Landmark, Palm Coast Holdings, and U.S. Water Services participants). The fixed-percentage partnership contribution to Florida Landmark and Palm Coast Holdings participants is 3 percent. The fixed-percentage partnership contribution to each Minnesota Power Bargaining Unit union participant hired on or after February 1, 2011, is 6 percent. The partnership contributions are made quarterly and are based on periodic pay for the period. U.S. Water Services participants are not eligible for partnership contributions.

Bargaining Unit Account. Quarterly non-elective allocations are made to the ALLETE RSOP Stock Fund equal to 1 percent of each union participant’s eligible compensation.

Matching Account. For nonunion participants hired before October 1, 2006, (not including Florida Landmark, Palm Coast Holdings, and U.S. Water Services participants), quarterly matching contributions are made equal to 100 percent of each nonunion participant’s 401(k) before-tax contributions and Roth 401(k) contributions, disregarding contributions in excess of 4 percent of the participant’s periodic pay for the period.

For nonunion participants hired on or after October 1, 2006, (not including Florida Landmark, Palm Coast Holdings, and U.S. Water Services participants), quarterly matching contributions are made equal to 100 percent of each nonunion participant’s 401(k) before-tax contributions and Roth 401(k) contributions, disregarding contributions in excess of 5 percent of the participant’s periodic pay for the period.

For Minnesota Power Bargaining Unit union participants hired on or after February 1, 2011, quarterly matching contributions are made equal to 100 percent of each union participant’s 401(k) before-tax contributions and Roth 401(k) contributions, disregarding contributions in excess of 5 percent of the participant’s periodic pay for the period.

Florida Landmark, Palm Coast Holdings, and U.S. Water Services participants are not eligible for matching contributions.

Safe Harbor Contribution Account. For U.S. Water Services participants, bi-weekly safe harbor contributions are made equal to 100 percent of each U.S. Water Services participant's 401(k) before-tax contributions and Roth 401(k) contributions, disregarding contributions in excess of 4 percent of the participant's periodic pay for the period.

Contributions

Participant Contributions. Participant contributions to the Plan consist of the following:

•
Before-Tax Contributions. Before-tax contributions are salary reduction contributions equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

•
Voluntary Contributions (After-Tax Contributions). Each participant is also allowed to make voluntary after-tax contributions to the Plan through payroll deductions. Total voluntary contributions made by a participant may not exceed 25 percent of the participant’s compensation in any pay period.

•	Rollovers. Contributions by participants may also be made through rollovers from other qualified plans or individual retirement accounts.

•
Roth 401(k) Contributions. Roth 401(k) contributions are after-tax salary reduction contributions equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

Contribution Limits. Total combined before-tax and Roth 401(k) contributions in 2016 could not exceed $18,000 for participants less than age 50 or $24,000 for participants at least age 50, as permitted under Section 401(k) of the Internal Revenue Code (Code).

Employer Contributions. Each year employer contributions are paid to the trustee either in cash or in Common Stock. Expenses incurred in discretionary activities relating to the design, formation, and modification of the Plan (commonly characterized as “settlor” functions) are paid by the Companies.

ALLETE 2016 RSOP Form 11-K

NOTE 1. DESCRIPTION OF THE PLAN (Continued)

Vesting and Forfeiture Account

As of July 1, 2001, all contributions to the Plan, plus actual earnings thereon, are fully vested and non-forfeitable. In 2005, the Plan was amended to allow distribution checks issued and outstanding for more than 180 days (unclaimed benefits) to be re-deposited into the Plan and treated as forfeitures. The forfeiture account consists of previously forfeited non-vested accounts and unclaimed benefits, totaling $2,187 at December 31, 2016 ($5,717 at December 31, 2015), and is invested in the Wells Fargo Stable Return Fund N25. In 2016, amounts in the forfeiture account were used for Plan expenses and may be used to reduce future Plan expenses.

Distributions and Withdrawals

A participant may elect, at any time, to receive future cash dividends paid on Common Stock shares in their eligible ALLETE RSOP Stock Fund accounts and ALLETE Stock Fund.

Prior to termination of employment, participants may withdraw, at any time, all or any part of the amounts in their:

•	Plan accounts, if the participant has attained age 59 ½;

•	After-tax account, regardless of the participant’s age; or

•	Pre-1989 Basic Account, regardless of the participant’s age.

When participants terminate employment, become disabled or die, they or their beneficiaries may elect to receive all or any part of their Plan accounts.

Transfers to Retirement Plans. Upon retirement, eligible participants may elect to transfer their Plan account balances to the ALLETE and Affiliated Companies Retirement Plan A, Plan B or Plan C if the participant has elected to receive a benefit from one of these retirement plans. The amount of transfers to these retirement plans totaled $24,247,553 for 2016 ($26,470,826 for 2015). Starting in plan year 2015, certain limitations were implemented regarding eligibility, timing of elections, and the value of account balances that can be transferred to retirement plans.

Notes Receivable from Participants. The Plan allows participants to borrow money from their Plan accounts. The maximum amount a participant may borrow is equal to the lesser of: (a) the participant’s aggregate before-tax account, after-tax account, Roth 401(k) account, U.S. Water Services Employer Profit Sharing account, and rollover account balances; (b) 50 percent of their total Plan balance; or (c) $50,000, less the largest outstanding loan balance owed in the prior 12-month period. The loans may not be less than $1,000. The loans are for terms up to five years for a general-purpose loan and ten years for the acquisition of a primary residence. A fixed interest rate of the prime rate plus 1 percent on the first day of the month that the loan is originated is charged until the loan is repaid. As loans are repaid, generally through payroll deductions, principal and interest amounts are re-deposited into the participant’s Plan accounts. Participants are required to pay a $50 loan application fee to cover the cost of processing the loan.

Plan Termination

The Companies reserve the right to reduce, suspend, or discontinue their contributions to the Plan at any time, or to terminate the Plan in its entirety subject to the provisions of ERISA and the Code. If the Plan is terminated, all of the account balances of the participants will be distributed in accordance with the terms of the Plan. The Companies have no intention of terminating the Plan.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES

The Plan uses the accrual basis of accounting and, accordingly, reflects income in the year earned and expenses when incurred. Common stock and mutual fund investments are reported at fair value based on quoted market prices. Collective fund investments are reported at net asset value, which approximates fair value. Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

ALLETE 2016 RSOP Form 11-K

NOTE 2. SUMMARY OF ACCOUNTING POLICIES (Continued)

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on disposed investments and the unrealized appreciation (depreciation) on those investments owned at year-end.

The Plan invests in various funds that contain a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Companies. Expenses that are paid by the Companies are excluded from these financial statements. Fees related to the administration of self-managed brokerage accounts and notes receivable from participants are charged directly to the participants' accounts and included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments in the Statement of Net Assets Available for Benefits.

New Accounting Standards. In May 2015, the FASB issued revised guidance removing the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The Plan adopted this guidance effective for the year ended December 31, 2015. The adoption did not have a material impact on the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.

Subsequent Events. Management has evaluated subsequent events for possible recognition or disclosure through the date of financial statement issuance (June 27, 2017).

Effective April 1, 2017, the Plan was amended to allow assets of the Water & Energy Systems Technology 401(k) Plan to merge into the Plan.

NOTE 3. INCOME TAX STATUS

A favorable determination letter dated September 19, 2013, was obtained from the Internal Revenue Service (IRS) stating that the RSOP, as amended and restated effective January 1, 2011, qualified as an employee stock ownership plan and a profit sharing plan under Section 401(a) of the Code. On January 30, 2017, a determination letter request was filed with the IRS regarding the continued qualification of the RSOP.

The Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code; therefore, no provision for income tax has been made in the Plan financial statements. The Company is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that “more-likely-than-not” would not be sustained upon audit. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2016, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset), or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in process. The Plan is no longer subject to income tax examinations for years prior to 2013.

ALLETE 2016 RSOP Form 11-K

NOTE 4. INVESTMENTS

The ALLETE RSOP Stock Fund represents shares of Common Stock allocated to participants, unallocated shares to be allocated to the participants in the ALLETE RSOP Stock Fund in the future and cash invested in a money market fund.

				Number		Fair
ALLETE RSOP Stock Fund				of Shares	Cost	Value
Thousands
December 31, 2016	Allocated	—	Common Stock	1,593	$40,116	$102,255
			Money Market		962	962
					$41,078	$103,217

December 31, 2015	Allocated	—	Common Stock	1,828	$43,161	$92,988
			Pending Transfer		(849)	(849)
			Money Market		836	836
					43,148	92,975

	Unallocated	—	Common Stock	—	—	—
			Pending Transfer		849	849
			Money Market		—	—
					849	849
					$43,997	$93,824

For the ALLETE Stock Fund and the ALLETE RSOP Stock Fund, each participant’s account value is determined on a unit basis and consists of both Common Stock and cash invested in a money market fund. The unit value is adjusted each business day to reflect investment results including cash.

	ALLETE		ALLETE
	Stock Fund		RSOP Stock Fund
At December 31,	2016	2015	2016	2015
Thousands
Number of Units	3,524	4,221	12,055	13,665

Common Stock	$27,623	$26,278	$102,255	$92,988
Money Market	508	563	962	836
Net Value	$28,131	$26,841	$103,217	$93,824

NOTE 5. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. These inputs, which are used to measure fair value, are prioritized through the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

ALLETE 2016 RSOP Form 11-K

NOTE 5. FAIR VALUE MEASUREMENTS (Continued)

Level 2 - Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts, such as treasury securities with pricing interpolated from recent trades of similar securities, or priced with models using highly observable inputs, such as commodity options priced using observable forward prices and volatilities.

Level 3 - Significant inputs that are generally less observable from objective sources. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value.

Common stock and mutual funds are valued using their closing prices from the applicable exchanges. Self-managed brokerage accounts are valued using closing prices for the underlying securities from the applicable exchanges. Money market funds are valued using pricing for the underlying securities which may be based on recent trades of the same or similar securities. Collective trust funds and managed brokerage funds are valued at the net asset value (NAV) of shares of bank collective trust and managed brokerage funds held by the Plan on a daily basis. The NAV is based on the fair value of the underlying investments held by the funds. Participant transactions (issuances and redemptions) may occur daily. If the Plan were to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There have been no changes in the valuation methodologies used as of December 31, 2016, and 2015.

The following table presents, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2016.

	Fair Value as of December 31, 2016
Recurring Fair Value Measures	Level 1	Level 2	Level 3	N/A	Total
Thousands
Assets:
Common Stock	$129,878	—	—	—	$129,878
Mutual Funds	167,852	—	—	—	167,852
Money Market Funds	—	$1,470	—	—	1,470
Self-Managed Brokerage Accounts (a)	9,718	—	—	—	9,718
Investments Measured as Net Asset Value: (b)
Collective Funds	—	—	—	$102,944	102,944
Managed Brokerage Funds	—	—	—	10,204	10,204
Total Assets	$307,448	$1,470	—	$113,148	$422,066
(a)    All investments held in the Self-Managed Brokerage Accounts are classified as Level 1 due to the observable market data for these securities.

(b)
In accordance with Accounting Standards Codification (ASC) 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits. (See Note 2. Summary of Accounting Policies.)

ALLETE 2016 RSOP Form 11-K

NOTE 5. FAIR VALUE MEASUREMENTS (Continued)

The following table presents, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2015.

	Fair Value as of December 31, 2015
Recurring Fair Value Measures	Level 1	Level 2	Level 3	N/A	Total
Thousands
Assets:
Common Stock	$119,266	—	—	—	$119,266
Mutual Funds	139,376	—	—	—	139,376
Money Market Funds	—	$1,399	—	—	1,399
Self-Managed Brokerage Accounts (a)	8,429	—	—	—	8,429
Investments Measured as Net Asset Value: (b)
Collective Funds	—	—	—	$95,883	95,883
Managed Brokerage Funds	—	—	—	9,069	9,069
Total Assets	$267,071	$1,399	—	$104,952	$373,422
(a)    All investments held in the Self-Managed Brokerage Accounts are classified as Level 1 due to the observable market data for these securities.

(b)
In accordance with ASC 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits. (See Note 2. Summary of Accounting Policies.)

The Plan’s policy is to recognize transfers in and transfers out of a given hierarchy level as of the actual date of the event or of the change in circumstances that caused the transfer. For the years ended December 31, 2016, and 2015, there were no transfers in or out of Levels 1, 2 or 3. There was no activity in Level 3 during the years ended December 31, 2016, and 2015.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2016.

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2016
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Thousands
Collective Funds:
Fixed Income Funds (a)	$54,214	n/a	Daily	Trade Date
Lifestyle Funds (b)	$42,565	n/a	Daily	Trade Date
Index Funds (c)	$6,165	n/a	Daily	Trade Date
Managed Brokerage Funds - Stock (d)	$10,204	n/a	Daily	Trade Date
(a)    The fixed income funds seek to preserve principal through investment in a diversified portfolio of high quality fixed income investments.

(b)
The lifestyle funds seek to provide an asset allocation strategy designed to maximize assets for retirement, or for other purposes, consistent with the risk that investors, on average, may be willing to accept given their investment time horizon.

(c)	The index funds seek an investment that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term.

(d)
The managed brokerage funds seek long-term capital appreciation by normally investing in small capitalization U.S. common stocks of publicly traded companies that demonstrate strong growth characteristics.

ALLETE 2016 RSOP Form 11-K

NOTE 5. FAIR VALUE MEASUREMENTS (Continued)

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2015.

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2015
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Thousands
Collective Funds:
Fixed Income Funds (a)	$55,531	n/a	Daily	Trade Date
Lifestyle Funds (b)	$35,699	n/a	Daily	Trade Date
Index Funds (c)	$4,653	n/a	Daily	Trade Date
Managed Brokerage Funds - Stock (d)	$9,069	n/a	Daily	Trade Date
(a)    The fixed income funds seek to preserve principal through investment in a diversified portfolio of high quality fixed income investments.

(b)
The lifestyle funds seek to provide an asset allocation strategy designed to maximize assets for retirement, or for other purposes, consistent with the risk that investors, on average, may be willing to accept given their investment time horizon.

(c)	The index funds seek an investment that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term.

(d)
The managed brokerage funds seek long-term capital appreciation by normally investing in small capitalization U.S. common stocks of publicly traded companies that demonstrate strong growth characteristics.

NOTE 6. RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by an affiliate of IRT. IRT is the service provider for the Plan and handles participant recordkeeping, asset custody, trustee and certain other administrative responsibilities. (See Note 1. Description of the Plan.) The Plan's investments also include shares of ALLETE common stock. (See Note 4. Investments.) Transactions related to these investments qualify as party in interest transactions.

ALLETE 2016 RSOP Form 11-K

ALLETE and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Plan Number 002 / Employer Identification Number 41-0418150
Schedule of Assets (Held at End of Year)
Form 5500 Schedule H Line 4i
At December 31, 2016
Thousands

	Identity of Issuer	Description of Investment	Cost (a)	Current Value
	ALLETE RSOP Stock Fund
*	ALLETE, Inc.	Common Stock - 1,593 Shares	$40,116	$102,255
*	Wells Fargo Advantage Heritage Money Market Fund Institutional	Money Market	962	962
	Total ALLETE RSOP Stock Fund		$41,078	103,217
	ALLETE Stock Fund
*	ALLETE, Inc.	Common Stock - 430 Shares		27,623
*	Wells Fargo Advantage Heritage Money Market Fund Institutional	Money Market		508
	Total ALLETE Stock Fund			28,131
	Collective Fund Securities
	LifePath Index Retirement Fund J	Collective Fund - 366 Shares		5,394
	LifePath Index 2020 Fund J	Collective Fund - 354 Shares		5,053
	LifePath Index 2025 Fund J	Collective Fund - 373 Shares		5,358
	LifePath Index 2030 Fund J	Collective Fund - 440 Shares		6,333
	LifePath Index 2035 Fund J	Collective Fund - 348 Shares		5,018
	LifePath Index 2040 Fund J	Collective Fund - 309 Shares		4,450
	LifePath Index 2045 Fund J	Collective Fund - 311 Shares		4,472
	LifePath Index 2050 Fund J	Collective Fund - 329 Shares		4,785
	LifePath Index 2055 Fund J	Collective Fund - 70 Shares		1,225
	LifePath Index 2060 Fund J	Collective Fund - 45 Shares		477
	State Street Russell Small Cap Index SL Series I	Collective Fund - 323 Shares		6,165
*	Wells Fargo Stable Return Fund N25	Collective Fund - 4,615 Shares		54,214
	Total Collective Fund Securities			102,944
	Mutual Fund Securities
	Adirondack Small Cap Fund	Mutual Fund - 413 Shares		9,203
	Artisan International Investors Fund	Mutual Fund - 220 Shares		5,644
	Dodge & Cox International Stock Fund	Mutual Fund - 231 Shares		8,811
	Dodge & Cox Stock Fund	Mutual Fund - 118 Shares		21,836
	MainStay Large Cap Growth I Fund	Mutual Fund - 1,383 Shares		11,812
	Oakmark Equity & Income Fund I	Mutual Fund - 727 Shares		22,109
	Oppenheimer Developing Markets Y Fund	Mutual Fund - 423 Shares		13,537
	Vanguard Institutional Index Fund	Mutual Fund - 174 Shares		35,403
	Vanguard Mid-Cap Index Inst Fund	Mutual Fund - 622 Shares		22,383
	Vanguard Total Bond Market Index Inst Fund	Mutual Fund - 1,607 Shares		17,114
	Total Mutual Fund Securities			167,852
	Small Cap Growth Fund	Managed Brokerage Fund - 697 Shares		10,204
	Self-Managed Brokerage Accounts			9,718
*	Participant Loans	Loans Receivable from Participants - 3.25% to 6.00%		4,791
	Total Investments			$426,857
(a)    Not required for participant-directed transactions.
*     Party in Interest
See Independent Auditors’ Report

ALLETE 2016 RSOP Form 11-K

ALLETE and Affiliated Companies
Retirement Savings and Stock Ownership Plan
Plan Number 002 / Employer Identification Number 41-0418150
Schedule of Delinquent Participant Contributions
Form 5500 Schedule H Line 4a
Year Ended December 31, 2016
Thousands

Participant Contributions Transferred Late to Plan (a)	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program (VFCP)	Contributions Pending Correction in VFCP
$5	$5	—	—	—

(a)
Consists of participant loan repayments. In June 2017, the Plan discovered certain participant loan repayments received in April 2016 were not deposited to participant accounts. These loan repayments as well as lost earnings were subsequently deposited into the participant accounts in June 2017.

See Independent Auditors’ Report

ALLETE 2016 RSOP Form 11-K

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, ALLETE, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLETE and Affiliated Companies
Retirement Savings and Stock Ownership Plan

	By:	ALLETE, Inc., its Plan Administrator

June 27, 2017		/s/ Alan R. Hodnik
Alan R. Hodnik
Chairman, President and Chief Executive Officer

ALLETE 2016 RSOP Form 11-K